Exhibit 99.1

Inspira™ Technologies Unveils Modular Configuration for Revolutionary VORTX™ Blood Oxygenation Delivery Technology

The technology has the potential to provide life-saving support for the approximately 20 million ICU patients with respiratory failure annually

Ra’anana, Israel, January 14, 2025 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”), a leader in life-support technology innovation, is proud to announce the development of a modular configuration for its groundbreaking VORTX blood oxygenation delivery technology. We believe that this innovative approach represents a significant advancement in the field of extracorporeal oxygenation and has the potential to transform critical care practices worldwide.

The unique modular configuration of the VORTX blood oxygenation delivery system is expected to extend the INSPIRA ART’s range of blood oxygen enrichment and carbon dioxide removal, potentially expanding the versatility of the INSPIRA ART. The flagship INSPIRA ART system targets to revolutionize the $19 Billion Mechanical ventilation market, and is being designed to elevate and stabilize declining oxygen saturation levels in patients while they are awake, and without a ventilator.

Inspira's VORTX system represents a potential paradigm shift in blood oxygenation technology. Unlike traditional fiber-based oxygenators, the VORTX is designed to maintain a more natural blood flow, potentially reducing harmful effects on blood components. This novel approach has garnered significant attention, with the technology now protected by 32 novel patent claims.

As Inspira continues to develop and refine the modular VORTX blood oxygenation delivery technology, the Company remains committed to advancing respiratory care and improving patient outcomes. The modular configuration is expected to enhance the versatility and applicability of the VORTX technology across various medical scenarios.

Inspira™ Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the life support and respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA ART offers a potential alternative by elevating and stabilizing decreasing oxygen saturation levels in minutes without a ventilator, with patients being awake during treatment. The INSPIRA ART is being equipped with a clip-on HYLA™ blood sensor, a real-time continuous blood monitoring technology, aiming to alert physicians of changes in a patient's condition without the need for intermittent actual blood samples, aiming to support physicians in making informed decisions.

In June and July 2024, respectively, the Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in CBP procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products and technologies, including the INSPIRA ART also known as the INSPIRA™ ART500 or Gen 2, the INSPIRA™ Cardi-ART portable modular device, VORTX™ Oxygen Delivery System, and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans nor approved by any regulatory entity.

For more information, please visit our corporate website at https://inspira-technologies.com

Forward-Looking Statement Disclaimer This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits of its technology, its believe that its innovative approach represents a significant advancement in the field of extracorporeal oxygenation and has the potential to transform critical care practices worldwide, and that its technology has the potential to provide life-saving support for the approximately 20 million ICU patients with respiratory failure annually. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the "SEC"), which is available on the SEC’s website at www.sec.gov.

Contact:

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

MRK-ARS-113

Copyright © 2018-2025 Inspira Technologies OXY B.H.N. LTD., All rights reserved.